July 26, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We were previously principal accountants for American Safety Insurance Holdings, Ltd. and, under the date of March 24, 2004, we reported on the consolidated financial statements of American Safety Insurance Holdings, Ltd. as of and for the years ended December 31, 2003 and 2002. On July 26, 2004, our appointment as principal accountants was terminated. We have read American Safety Insurance Holdings, Ltd.‘s statements included under Item 4 of its Form 8-K dated July 26, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with American Safety Insurance Holdings, Ltd.‘s statement that the change was approved by the audit committee of the board of directors, nor are we in a position to agree or disagree with American Safety Insurance Holdings, Ltd.‘s statements in Item 4(b)

Very truly yours,

/s/ KPMG LLP